UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54117

ANNEC GREEN REFRACTORIES CORPORATION

(Exact name of registrant as specified in its charter)

No. 5 West Section, Xidajie Street, Xinmi City,

Henan Province, P.R. China 452370

86-371-69999012

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this form)

________________________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 107

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Annec Green Refractories Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 14, 2014	By:	/s/ Li Jiantao
Name: Li Jiantao Title: Chief Executive Officer